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                                                                  EXHIBIT 3.2(a)

                                  Adopted by:

                      Action by Unanimous Written Consent
                of Board of Directors in Lieu of Annual Meeting
                              Dated: May 19, 1995

     RESOLVED that Article VIII of the Bylaws be, and it hereby is, amended by adding the following two sentences thereto:

Notwithstanding any other provision of this Article VIII or the laws of the State of Delaware to the contrary, no such person shall be entitled to indemnification or the advancement of expenses pursuant to this Article VIII with respect to any action, suit, or proceeding, or part thereof, brought or made by such person against the Corporation, unless such indemnification or advancement of expenses (i) is due to such person pursuant to the specific provisions of any agreement in writing between such person and the Corporation approved by the Corporation's Board of Directors or (ii) has been approved in writing in advance of the commencement of such action, suit, or proceeding, or part thereof, by or at the direction of the Corporation's Board of Directors. Any indemnification or advancement of expenses pursuant to this Article VIII shall only be made in the specific case by a separate determination made (i) by a majority vote of the directors who are not parties to such action, suit, or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the Corporation's stockholders, as to entitlement to advancement of expenses and/or indemnification, as the case may be.